SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549


                                     FORM 6-K


                         REPORT OF FOREIGN PRIVATE ISSUER
                         PURSUANT TO RULE 13a-16 OR 15d-16
                      OF THE SECURITIES EXCHANGE ACT OF 1934

                                  June 25, 2003
                                ASTRIS ENERGI INC.

             (Exact name of Registrant as specified in its charter)


            2175-6 DUNWIN DRIVE, MISSISSAUGA, ONTARIO, CANADA L5L 1X2
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F  X       Form 40-F
                                    ---                -

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                              Yes             No  X
                                  ---            ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

ASTRIS ENERGI INC.
FORM 6-K TABLE OF CONTENTS

Part I.    Financial Information

Item 1. Unaudited Consolidated Interim Financial Statements of Astris Energi Inc. for the three-month period ended March 31, 2003.
         1.  History and Organization of the Company
         2.  Interim Reporting
         3.  Basis of Presentation
         4.  Related Party Transactions
         5.  Common Stock Options
         6.  Common Stock Transactions

Item 2.   Management Discussion and Analysis or Plan of Operation

         7.  Overview
         8.  Financial Position
         9.  Three Months Ended 3/31/03 and 3/31/02
         10. Liquidity and Capital Resources
         11. Forward Looking Statements

  Part II.  Other Information
  --------
  Item 1.   Legal Proceedings

  Item 2.   Changes in Securities

  Item 3.   Defaults upon Senior Securities

  Item 4.   Submission of Matters to a Vote of Security Holders

  Item 5.   Other Information

  Item 6.   Exhibits and Reports on Form 6-K

            SIGNATURES

Astris Energi Inc.
Consolidated Interim Balance Sheet
(Canadian dollars)
(unaudited)

                                                        March 31
                                                   2003           2002
                                                ------------------------
Assets

Current
    Cash                                       $   217,058   $     8,508
    Receivables                                     29,549        37,711
    Prepaid expenses and deposits                  457,585        10,160
    Deferred costs                                               122,818
                                                 ---------     ---------
                                                   704,192       179,197

Capital assets                                      22,255         4,869
                                                 ---------     ---------
                                               $   726,447   $   184,066
                                                 =========     =========
Liabilities

Current
    Payables and accruals                      $   285,543   $   331,288
    Goods and Services Tax payable                   9,497        12,490
                                                 ---------     ---------
                                                   295,040       343,778

Advances from related parties                      415,287       437,287
                                                 ---------     ---------
                                                   710,327       781,065
                                                 ---------     ---------
Shareholders' equity (deficiency)
Share capital                                    3,523,808     2,096,726
Deficit                                         (3,507,688)   (2,693,725)
                                                ----------    ----------
                                                    16,120      (596,999)
                                                ----------    ----------
                                               $   726,447   $   184,066
                                                ==========    ==========

Astris Energi Inc.
Consolidated Interim Statement of Operations
(Canadian dollars)
(unaudited)

                                               Three months ended March 31
                                                    2003           2002
                                               ---------------------------
Revenue                                       $    12,512      $    20,095
                                               ----------      ----------
Expenses
    Subcontract                                   149,747          59,403
    General and administrative                    100,262          50,632
    Professional fees                              23,273          18,035
    Interest                                        3,000           3,000
    Amortization                                    1,361             311
                                               ----------      ----------
                                                  277,643         131,381
                                               ----------      ----------
Net loss for the period                          (265,131)       (111,286)

     Deficit, beginning of period              (3,242,557)     (2,582,439)
                                               ----------      ----------
Deficit, end of period                        $(3,507,688)     (2,693,725)
                                               ==========      ==========

Net loss per common share                     $    (0.016)    $    (0.008)
                                               ==========      ==========

Astris Energi Inc.
Consolidated Interim Statement of Cash Flows
(Canadian dollars)
(unaudited)

                                                Three months ended March 31
                                                    2003            2002
                                                ---------------------------
Operating

Net loss for the period                         $   (265,131)  $  (111,286)
Item not requiring cash
    - amortization                                     1,361           311
    - consulting fees paid in capital stock
      to non-related parties                          34,163
    - consulting fees paid in capital stock
      to related parties                              67,131
Net change in non-cash working capital balances
    related to operations                           (215,749)        50,994
                                                  ----------    ----------
                                                    (378,225)      (59,981)

Investing

Purchase of capital assets                           (10,655)
                                                  ----------    ----------
                                                     (10,655)
Financing

Advances from related parties                         (8,400)       20,000
Issuance of common shares                            360,400        37,500
                                                  ----------    ----------
                                                     352,000        57,500

Net (decrease) increase in cash during the year      (36,880)       (2,481)

Cash, beginning of period                            253,938        10,989
                                                  ----------    ----------

Cash, end of period                              $   217,058   $     8,508
                                                  ==========    ==========

Net change in non-cash operating working capital

    Receivables                                  $       891   $      (148)
    Prepaid expenses and deposits                   (307,808)       (9,110)
    Investment tax credits refundable                216,608
    Current liabilities                             (125,440)       60,252
                                                  ----------    ----------
                                                 $  (215,749)   $   50,994

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.  History and Organization of the Company

     Astris Energi Inc. ("AEI" or the "Company") was incorporated as Kayty Exploration Ltd. on March 18, 1981, pursuant to the Companies Act of the Province of Alberta, Canada to engage in oil and gas exploration activities. The Company subsequently changed its name to Kayty Inc. in August 1987, changed the place of incorporation to the Province of Ontario, Canada, and effected a one-for-ten reverse split of its Common Shares. In December 1994, the Company changed its name to WLD Inc. ("WLD") and effected a one-for-three reverse split of its Common Shares, reducing the outstanding Common Shares to 5,000,000 shares. By 1995, WLD had ceased exploration activities and sought other business activities. In December 1995, the Company acquired Astris Inc. in exchange for 1,500,000 Common Shares and warrants for the purchase of 3,500,000 Common Shares, which warrants were subsequently exercised in 1997 at an exercise price of CDN$0.05 per warrant. Additionally in December 1995 the Company changed its name to Astris Energi Inc. The purpose of the acquisition was for the Company to obtain a potentially promising business activity, and Astris Inc. was seeking to be part of a public company to facilitate raising working capital to further the development of its fuel cell research. AEI began trading on the OTC.BB under the trading symbol ASRNF on June 20, 2001.

     The Company's principal business office is located at 2175 Dunwin Drive, Unit 6, Mississauga, Ontario, Canada L5L 1X2 and its telephone number is
(905)608-2000. The Company's e-mail address is mail@astrisfuelcell.com. The Company maintains a website at www.astrisfuelcell.com. The Company is not incorporating, by reference in this Form 6-K, the information on its website.

2.  Interim Reporting

     In the opinion of management, the accompanying condensed consolidated financial statements contain all adjustments (consisting of only normal recurring accruals) necessary to fairly present the financial position of AEI as of March 31, 2003 and their results of operations for the three months ended March 31, 2003 and 2002 and cash flows for the three months ended March 31, 2003 and 2002.

     Pursuant to the rules and regulations of the Securities and Exchange Commission, (the "SEC") certain information and disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in Canada have been condensed or omitted from these financial statements unless significant changes have taken place since the end of the most recent fiscal year. Accordingly, these unaudited condensed consolidated financial statements should be read in conjunction with the audited financial statements of the Company as of December 31, 2002 and for the years ended December 31, 2002 and 2001 included in the Company's Annual Report on Form 20-F for the year ended December 31, 2002 that was previously filed with the SEC.

     Results for the three months ended March 31, 2003 are not necessarily indicative of the results to be obtained for the full year.

3.  Basis of Presentation

     As used in this report, unless the context otherwise indicates, the terms "we", "us", "our" and similar terms, as well as references to "Astris" or the "Company", means Astris Energi Inc. The financial statements are stated in Canadian dollars. The average exchange rate for March 31, 2003 was Cdn $1.47.

     As shown in the accompanying financial statements, the Company had a net loss of $265,131 and net cash used in operating activities of $378,225 for the three months ended March 31, 2003.

     Management cannot determine if the Company will become profitable and when operating activities will begin to generate cash. If operating activities continue to use substantial amounts of cash, the Company will need additional financing. These matters raise substantial doubt about the ability of the Company to continue as a going concern.

     Historically, the Company has funded its operations through loans from the Directors. Management plans to obtain the funds needed to enable the Company to continue as a going concern either through a joint venture with a manufacturer of related products, or through a private placement offering. Management believes that with the necessary funding, the proprietary AFC technology patented by AEI offers a competitive advantage in the best subsequent performance/price ratio and can dominate the industry in the Company's marketplace. However, management cannot provide any assurance that the Company will be successful in obtaining the funds needed to provide for the continued operation of the company.

4.  Related Party Transactions

     Certain Directors of the Company continue to support and fund the Company's operating expenses by loaning funds to cover its ongoing requirements.

     During the quarter ended March 31, 2003, the Company agreed to settle obligations owing by the Company to certain directors and/or officers and consultants of the Company through the issuance of common shares of stock in the company. The following were provided compensation for services as noted at a price of US $0.56 per share:

Name of Officer/Director                   Price Paid/    Number of
or Consultant                              Debt Owed      Common Shares
--------------------------                 -----------    -------------
Macnor Corporation - consulting            US $8,200         14,640
Gordon Emerson - consulting                US $32,570       58,160
Fortius - consulting                       US $17,075       30,490
Non-related parties                         US $17,165       30,652
                                            -----------     --------
Total                                       US $75,010      133,942

                                  Page 5

5.  Common Stock Transactions
Common Shares Issued for Services
---------------------------------

     On January 10, 2003, the Corporation issued 267,685 shares of common stock to settle obligations owing by the Company to certain directors and/or officers and consultants that provided services or benefits between October - December 2002 to the Company. The following issuance of shares was approved at a price of US $0.29 per share:

Name of Creditor/Consultant         Price Paid/          Number of
                                    Debt Owed            Common Shares
---------------------------         -----------           --------------
Related Parties                     US $ 55,879           192,685
Nonrelated Parties                  US $ 21,750            75,000
                                    -----------           -------
Total                               US $ 77,629           267,685

Sale of Stock
-------------
     For the three months ended March 31, 2003, the Company issued 500,000 shares of common stock to 661399 Ontario Inc. from the exercise of an option at a price of US$0.20 per share. The Company also received partial payment of CDN$190,000 or US$128,250 from the Taylor Made Management Corp. (Taylor Made) for the first closing private placement as part of the CareAction joint venture. The total first closing private placement was for CDN$250,000 or US$181,250. The shares would be issued upon receipt of the full amount of the first closing. Subsequent to the first quarter, the full value of the placement was received. The common shares issued or to be issued were as follows:

Name of Purchaser                   Price Paid/          Number of
                                    Debt Owed            Common Shares
---------------------------         -----------           --------------
Taylor Made                         US $128,250             475,000
661399 Ontario (Options exercised)  US $100,000             500,000
                                    -----------           ---------
Total                               US $228,250             975,000

Common Shares Issued to Retire Debt
-----------------------------------
     Certain Directors of the Company continue to support and fund the Company's operating expenses by loaning funds to cover its ongoing requirements. A listing of the common shares issued during the quarter ended March 31, 2003 to retire debt to officers is detailed under NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS, Related Party Transactions above. The Directors have agreed to support the Company until a joint venture or private placement is completed.

ITEM 2. Management's Discussion and Analysis of financial condition and results of operations

1.  Overview

     The Company's mission is to develop and manufacture affordable fuel cells, fuel cell power generators, and related small products for industrial, commercial, educational, scientific, transportation and similar applications. The Company intends to penetrate existing portable and other small generator markets with quiet, odorless, non-polluting and highly efficient fuel cell generators, which can compete both technically and economically with traditional energy sources.

     Since 1995, the Company has been engaged in the design, production and commercialization of alkaline fuel cell systems for industrial, commercial and retail markets. Specifically, the Company's main focus has been to develop and market a one kilowatt alkaline fuel cell ("AFC") system which could be used to power golf cars and similar small vehicles. In March 2001, the Company completed an operating golf car powered by an AFC fuel cell system.

    The company's development and manufacturing affiliate in the Czech Republic completed and delivered:

     A 1-kilowatt portable system for extensive testing by the Czech military

     A 1-kilowatt fuel cell engine capable of powering golf cars, in-plant delivery vehicles and other small vehicles, airport ramps and retirement communities.

     A 4-kilowatt power unit capable of providing electricity, heat and hot water for individual homes, motor homes and boats

     The company is now demonstrating the world's first fuel cell-powered golf car. To realize the full potential of these markets, Astris intends to partner with or license major manufacturers in each field, and initial negotiations have already begun.
     In addition, assuming success with the one to four kilowatt fuel cell project, in the future the Company will also seek to develop and market AFC systems up to ten or more kilowatts for other uses, such as powering small vehicles, power supplies in individual homes and emergency, uninterruptible power supplies for hospital emergency rooms and computers.

     The past two years have yielded exceptional progress for Astris and worldwide leadership in alkaline fuel cell technology. With prospects currently in view, Astris has three separate field-tested systems ready to "go commercial".

2.  Financial Position

     The Company will seek further outside capital through a sale of its Common Stock in a private placement offering. The Company has been approached by interested parties that are active in arranging such financing for the fuel cell industry. The Company succeeded in 2001 in posting its Common Stock on the O.T.C. Bulletin Board in order to facilitate such a financing.

     In February 2003, the Company announced completion of a $15-million joint venture with CareAction Inc., a diversified concern based near Montreal, Quebec. As part of the agreement, a new company, named Astris Transportation Systems Inc. (ATSI) has been formed and will install a production facility in the Montreal area. The initial goal of ATSI is to become the first volume producer of alkaline fuel cell systems for use in transportation.
     Astris is licensing its exclusive alkaline fuel cell technology to the joint venture, and CareAction will provide financing, as well as management personnel in the areas of engineering and production. For its contribution, Astris receives (1) a 40 percent equity interest in ATSI, (2) a direct investment in the company of Cdn$500,000, (3) monthly license payments totaling Cdn$1,440,000 over the next three years, (4) payment of Astris' technical staff engaged in continuing research and development, and (5) a royalty on all fuel cell production based on Astris technology. CareAction holds the remaining 60 percent of the equity in ATSI and acquires the leading alkaline fuel cell technology. In addition to financing ATSI, CareAction is also investing in Astris Energi Inc.

     The Astris technical staff, headed by Jiri K. Nor, will continue its research and consumer product development activities under contract to ATSI. Astris continues the advancement of the three electric energy source products the company has developed and will pursue the addition of more powerful systems to the ATSI product line.

     ATSI will soon initiate installation of the world's first automated facility for mass production of electric energy-producing alkaline fuel cell systems of Astris design. F. Lynnwood Farr has been named president and CEO of the new company. Farr was previously chief executive officer of General Dynamics Corporation in Montreal and held various management positions with Canadair when it was a subsidiary of General Dynamics, before its sale to the Canadian government. After serving as president and CEO of Vickers Shipbuilding with its 2,500 employees, in l992 he founded Care Transportation International, now CareAction Inc. CareAction has become the North American leader in
conversion of vans for senior citizens and the disabled.   He has served
CareAction as both CEO and chief of Research and Development, forging a strong relationship with both the federal and Quebec provincial governments. Glenn R. Leduc is a director, vice president of finance and chief financial officer and was formerly head of the Canadian helicopter division of Textron Inc.

     Full marketing rights for the transportation sector have been lodged with ATSI for a five year term. However, Astris remains free to license or form joint ventures with manufacturers in any other area of application, such as portable and stationary back-up power systems.

     In April 2003, subsequent to the quarter ended March 31, 2003, CareAction, Inc. acquired the multi-million-dollar fuel cell laboratory and production facility in Montreal, which was formerly owned and operated by HPower Corporation of Englewood, NJ. This nearly new world-class 28,000 square foot plant became available as a result of the recent acquisition of HPower by Plug Power, Inc. The facility will be operated by ATSI and is expected to be the first volume manufacturer of alkaline fuel cells in the world.
     As a result of this acquisition, the formal closing of the joint venture has been extended with an expected closing at the end of June 2003. During this interim period, the joint venture expects to finalize several strategic partnerships with major international companies that are presently under negotiation. Additionally, ASTI is pursuing prospective big-name customers for the fuel cell products.

     In June 2003, subsequent to the quarter ended March 31, 2003, the Company announced that it has engaged First Energy Advisors Inc. to raise US$10 million in stages to pursue commercialization of its newest fuel cell system, the POWERSTACK MC250. Affiliates of First Energy Advisors have already invested more than $500,000 in Astris over the past six months. Those funds have been used toward the prototyping and testing of the MC250. As this new funding is made available, it will be used to bring the Company's much-advanced MC250 fuel cell into pilot production.

3.  Three Months 3/31/01 and 3/31/02

     As shown in the financial statements, the Company had a net loss of Cdn $365,131 and net cash used in operating activities of Cdn $378,225 for the three months ended March 31, 2003.

     As of March 31, 2003, the Company had Cdn $217,058 cash on hand and in the bank. The primary source of cash and financing for the Company for the three months then ended was Cdn $360,400 from the issuance of common shares of stock. The primary use of cash during that period was Cdn $378,225 to finance the Company's operations and Cdn $10,665 for the purchase of capital assets.

     The Company's total revenue was Cdn $12,512 during the three months ended March 31, 2003, a decrease of 38% from its total revenue of Cdn $20,095 during the three months ended March 31, 2002. Revenue from the three months ended March 31, 2003 consisted mainly of product sales, literature sales, compensation for handling Goods and Services Tax, gain on currency exchange and miscellaneous expenses. The same three-month period for 2002 had revenue that consisted primarily of product sales, literature sales, compensation for handling Goods and Services Tax, gain on currency exchange and miscellaneous expenses.

     The Company sustained a net loss of Cdn $265,131 for the three months ended March 31, 2003 compared to a net loss of Cdn $111,286 for the three months ended March 31, 2002. The increase in net loss of 138% primarily resulted from increased expenditures in two areas. In the three months ended March 31, 2003 the Company increased expenditures in research and development through its subcontract with Astris s.r.o. Additionally, general and administrative expenses during the three months ended March 31, 2003 were higher than the three months ended March 31, 2002.

4.  Liquidity and Capital Resources

     Certain Directors of the Company continue to support and fund the Company's operating expenses by loaning funds to cover its ongoing requirements. The Directors have agreed to support the company until a joint venture or private placement is completed.

     The Company has obtained additional outside capital through a sale of its Common Stock in private placement offerings. The Company completed private placements during the three month period ended March 31, 2003 and intends on more in the near future.

5.  Forward Looking Statements

     This quarterly report contains "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included in or incorporated by reference into this quarterly report, are forward-looking statements. In addition, when used in this document, the words "anticipate", "estimate", "project" and similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to certain risks, uncertainties and assumptions including risks relating to our limited operating history and operations losses; significant capital requirements; development of markets required for successful performance by the company, as well as other risks described in the Company's Annual Report on 20F and in this quarterly report. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. Although the Company believes that the expectations we include in such forward-looking statements are reasonable we cannot assure you that these expectations will prove to be correct.

PART II  OTHER INFORMATION

ITEM 1.  Legal Proceedings

     During 1999 a shareholder initiated legal claim against the Company for repayment of advances and expenses in the amount of $315,287. Management was of the opinion that this advance was repayable only if certain external financing had been raised. Since this had not been achieved, there was no requirement to repay the advance.

     Further, in February 2001, the shareholder mentioned above had given notice to the Company of his intention to increase his claim by $1,627,301 to cover additional expenses he allegedly incurred on behalf of the Company.

     The case was tried in the courts. The Company was completely successful in its defense and the entire claim was dismissed in November 2002. On December 18, 2002 the court ordered the shareholder to pay CDN$81,000 to the Company as partial indemnity for the costs it incurred in its successful defence.

     The shareholder has appealed to the Ontario Court of Appeal from the judgement dismissing his claim. As yet, no date has been set for the hearing of his appeal. Management is of the opinion that the shareholder's position is weak and that the appeal will not succeed.

ITEMS 2-5:  Not applicable

ITEM 6: Exhibits and Reports on 6-K


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

                                             ASTRIS ENERGI INC.

                                             By:  /s/ Jiri K. Nor
                                                --------------------------
                                                     President
Date June 25, 2003

                          CERTIFICATION PURSUANT TO
                 18 USC, SECTION 1350, AS ADOPTED PURSUANT TO
            SECTION 302 AND 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Gordon Emerson, certify that:
   1. I have reviewed this quarterly report on Form 6K of Astris Energi Inc.;

   2. To the best of my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading;

   3. To the best of my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report.

   4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and I have:

a. designed such disclosure controls and procedures to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

b. evaluated the effectiveness of the company's disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report; and

c. presented in this quarterly report our conclusions about effectiveness of the disclosure controls and procedures based on our evaluation of that date;

   5. I have disclosed, based on our most recent evaluation, to the Company's auditors and the board of directors:

a. all significant deficiencies in the design or operation of internal controls which could adversely affect the Company's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b. any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls; and

   6. I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

   7. This report on Form 6K fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934.

Dated: June 25, 2003                  By: /s/ Gordon Emerson
                                      -----------------------
                                      Chief Financial Officer
                       CERTIFICATION PURSUANT TO
              18 USC, SECTION 1350, AS ADOPTED PURSUANT TO
          SECTION 302 AND 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Jiri K. Nor, certify that:
   1. I have reviewed this quarterly report on Form 6K of Astris Energi Inc.;

   2. To the best of my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading;

   3. To the best of my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report.

   4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and I have:

a. designed such disclosure controls and procedures to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

b. evaluated the effectiveness of the company's disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report; and

c. presented in this quarterly report our conclusions about effectiveness of the disclosure controls and procedures based on our evaluation of that date;

   5. I have disclosed, based on our most recent evaluation, to the Company's auditors and the board of directors:

a. all significant deficiencies in the design or operation of internal controls which could adversely affect the Company's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b. any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls; and

   6. I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

   7. This report on Form 6K fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934.

Dated: June 25, 2003                    By: /s/ Jiri K. Nor
                                        ---------------------------
                                        President